REXAM

RECEIVED
2004 JUN 15 P 3:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

04030817

09 June 2004

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

dlw 6/18

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR

FILE NO 82-3

REXAM PRESS RELEASE

Rexam to convert German plant to meet global demand for slim-line beverage cans

Rexam, the leading global consumer packaging company, announces that it is to convert some of its can making assets at its Gelsenkirchen plant in Germany to enable the manufacture of 25cl slim-line aluminium cans, the type favoured by the energy drinks market. The plant is currently geared to 33cl steel beverage cans for the German market.

The beverage can requirements of beer and soft drinks customers in Germany will continue to be met by Rexam's plants in Berlin and Dunkirk.

"Rexam has a strong position in the energy drinks market," says Tomas Sjölin, the head of Rexam's European and Asian beverage can operations. "Global demand for slim-line cans is growing fast. The conversion will enable us to keep pace with developments and maintain our leading position. At the same time we will be adding slim-line end making capacity to our end plant in Mont, France."

The two projects are expected to be completed by early 2005.

9th June 2004

Enquiries:
Rexam Beverage Can Europe & Asia
Tomas Sjölin +44 (0)1582 408900
Sector Director
Kirsten Rogers
Communications Manager